BAKER DONELSON CENTER, SUITE 800
211 COMMERCE STREET
NASHVILLE, TENNESSEE 37201

MAILING ADDRESS:
P.O. BOX 190613
NASHVILLE, TENNESSEE 37219

PHONE: 615.726.5600
FAX: 615.726.0464

WWW.BAKERDONELSON.COM

March 27, 2015

VIA EDGAR CORRESPONDENCE

Ms. Kristina Aberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Community Healthcare Trust Incorporated
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted Confidentially March 27, 2015
CIK No. 0001631569

Dear Ms. Aberg:

On behalf of Community Healthcare Trust Incorporated (the “Company”), we hereby electronically transmit for confidential submission, pursuant to the JOBS Act, Amendment No. 1 (the “Amendment”) to the Company’s Draft Registration Statement on Form S-11 (the “Registration Statement”).  We have enclosed with this letter a marked copy of the Amendment, which has been marked to indicate changes from the Registration Statement as confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2015.

This letter responds, on behalf of the Company, to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Commission received by letter, dated March 18, 2015, relating to the Registration Statement.

We have discussed the Staff’s comments with representatives of the Company.  The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following.  Unless otherwise indicated, defined terms used herein have the meanings given to them in the Amendment.  Unless otherwise indicated, page numbers in the Commission’s numbered comments refer to the Registration Statement as confidentially submitted to the Commission on February 17, 2015 and page numbers in the Company’s responses refer to the Amendment.

* * * * *

General

1.                                      Comment:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors.  To the extent the Company presents any written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such written communications.

2.                                      Comment:  Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  As examples only, we note on page 8 you state, “[s]tudies by the Medicare Payment Advisory Commission and others have shown that healthcare is delivered more cost effectively and with higher patient satisfaction when it is provided on an outpatient basis,” and on page 65 you state, “[o]ver 61.0% of Non-Urban residents live in counties adjacent to urban areas.  Another 29.0% of Non-Urban residents live in counties that contain regional population centers, or micropolitan areas, that do not directly border larger urban areas.”  Clearly mark the specific language in the supporting materials that support each statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  In response to the Staff’s comment, the Company is supplementally providing, under separate cover, applicable pages of the supporting materials for all qualitative and quantitative business and industry data used in the Amendment, accompanied by a cover letter indicating that the materials are being provided pursuant to Securities Act Rule 418 and that such materials should be returned to the Company upon completion of the Staff’s review process.  To expedite the Staff’s review, the Company has marked the relevant portion or section containing the referenced information in the supporting materials and has included a cross reference to the page number in the Amendment.  None of the supporting materials were prepared specifically for the Company in connection with this offering or otherwise.

Prospectus Summary, page 1

3.                                      Comment:  We refer to the table of initial properties beginning on page 9 and the column titled “Annualized Lease Revenue.”  We note per your disclosure in note 2 to the table that annualized lease revenue was calculated using contractual base rent.

Please include, if material, a discussion on the impact of tenant concessions and any free rent periods.  Please make conforming changes to the Our Business section when discussing annualized lease revenue.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure in Note 2 in the tables on pages 10 and 84 of the Amendment and Note 1 in the tables on pages 86 and 87 of the Amendment.  The Company respectfully advises the Staff that the impact of tenant concessions and any free rent periods was not material to the calculation of Annualized Lease Revenue.

Distribution Policy, page 57

4.                                      Comment:  Please revise to include the following disclosure:

•                                          an introductory narrative that describes the purpose of the table and what it shows;

•                                          summarize the cash items that may occur in next 12 months but which are excluded from the table, such as changes in working capital and cash for/from acquisitions/ dispositions; and

•                                          cautionary language that the table should not be considered an actual projection of cash flows.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure beginning on page 57 of the Amendment.

5.                                      Comment:  Please revise to clarify why you have not included adjustments for investing and financing activities, if applicable, such as tenant improvements and leasing commissions contractually required in next 12 months and estimates of these costs with respect to any assumed renewals, estimated recurring capital expenditures on whole portfolio, and scheduled loan principal amortization payments.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has not included adjustments for investing and financing activities for the following reasons:

•                  The Company currently has no contractually required tenant improvements or leasing commissions related to the next 12 months;

•                  Only approximately 20,000 square feet of the Initial Properties will be up for renewal during the next 12 months, and, based on management’s (i) historical experience managing similar properties in prior business ventures and (ii) initial conversations with the tenants of the Initial Properties, the Company anticipates that most of this space will be renewed with minimal tenant improvements or leasing commissions;

•                  Approximately 99% of the Initial Properties will be leased on a net lease basis and the Company’s due diligence on the Initial Properties has indicated that the existing owners expended only a minimal amount of capital expenditures during 2014; therefore, management expects that the Company will be responsible for minimal recurring capital expenditures, if any; and

•                  The Company will have no corporate-level or mortgage indebtedness upon the closing of the offering.

As a result of the Company’s due diligence, recent tenant improvements and leasing commissions with respect to the Initial Properties (which were immaterial in 2014), management’s inability to accurately predict the amount of those costs, and the Company’s lack of indebtedness upon the closing of the offering, the Company does not believe it is necessary or appropriate to make adjustments for tenant improvements, leasing commissions or scheduled loan principal amortization payments.

6.                                      Comment:  Please revise to clarify why you have not included adjustments for operating cash flow changes expected in next 12 months, if applicable, such as leases expiring in the next 12 months.  Additionally, to the extent there are any leases that expired during the past 12 months that have not been renewed, please tell us why you have not included an adjustment for these expired leases.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it did not include adjustments for operating cash flow changes because it does not anticipate any such material adjustments in the next 12 months.  Specifically, as noted in Response No. 5 above, only approximately 20,000 square feet of the Initial Properties will be up for renewal during the next 12 months and, based on management’s historical experience managing similar properties in prior business ventures and based upon initial conversations with tenants from the Initial Properties, it anticipates that most of this space will be renewed with minimal tenant improvements or leasing commissions.  In addition, the Company respectfully advises the Staff that it did not include an adjustment for expired leases because the net change in leased space for the last 12 months is immaterial; therefore, an adjustment for expired leases is not necessary since any leases that expired during the past 12 months were either renewed or replaced and the effect has been included in the pro forma calculation.

7.                                      Comment:  Please revise to present estimated, rather than pro forma, cash available for distributions.  Additionally, please revise to indicate that estimated cash available for distribution is either for the year ended December 31, 2015 or for the year ended December 31, 2014, as adjusted.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 58 of the Amendment.

Selected Historical and Pro Forma Financial and Other Data, page 60

8.                                      Comment:  Please revise to clarify that the pro forma information assumes the underwriters’ option to purchase additional shares of common stock is not exercised, consistent with your pro forma capitalization information on page 58.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amendment.

9.                                      Comment:  Please revise your disclosure on pages 18 and 61 to delete the line item Organization costs from assets as we presume such cost will be expensed as incurred.  Refer to ASC 720-15- 25-1.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 18 and on page 62 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

10.                               Comment:  We note your disclosure on pages 23 and 99 that nine leases are scheduled to expire in 2015 and nineteen leases are scheduled to expire in 2016, which represent 2.9% and 26.2% of your total annualized lease revenue, respectively.  Please revise your disclosure to discuss your lease rollover expectations and the relationship between market rents and expiring rents, or advise.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure beginning on pages 66 and 67 of the Amendment.

Liquidity and Capital Resources, page 67

11.                               Comment:  To the extent that any relevant terms of the new credit facility are known although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 68 of the Amendment.  However, the Company respectfully advises the Staff that, as of the date hereof, the Company does not have a commitment letter from any lender and the terms of any definitive credit facility may differ from the terms summarized in the Amendment.  The Company respectfully advises the Staff that it will include the specific terms of the credit facility in a subsequent pre-effective amendment in the event a commitment letter is executed, and will supplementally provide the Staff a copy of such commitment letter once it is finalized.

Funds from Operations, page 71 and Net Operating Income, page 72

12.                               Comment:  Please revise the introductory narrative to these tables to delete the reference to historical FFO and historical NOI since you are presenting only pro forma information.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 of the Amendment.

Our Business, page 77

13.                               Comment:  We note your risk factor disclosure on page 43 that you may change your business, investment, and financing strategies without stockholder approval.  Please disclose whether shareholders will be notified of changes and, if so, how.  Please also disclose what factors management may consider before making such changes.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amendment.

14.                               Comment:  We note that substantially all of your revenues will be derived from triple net leases.  Please discuss how you intend to monitor the credit quality of your tenants.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amendment.

Properties Under Evaluation, page 83

15.                               Comment:  We note that you are in the process of evaluating approximately $125.7 million of potential property acquisitions.  Please expand your disclosure to discuss the status of these purchase negotiations, if any, including your relationship to the seller and whether you have a right of first offer or refusal for the properties, how you determined a property is under evaluation for purposes of this disclosure, and how you assessed the aggregate potential purchase price of such properties.  Please also supplementally tell us the impact of any timing and due diligence concerns and your historical timing and success rate of pipeline completion.  Finally, please tell us what consideration you gave to including a risk factor as to the uncertainty of these acquisitions.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 85 of the Amendment to address the first two sentences of the Staff’s comment.

In addition, the Company respectfully advises the Staff that it has entered into a definitive purchase and sale agreement with respect to each of the Initial Properties and has substantially completed due diligence on each of the Initial Properties.  With respect to each of the Initial Properties, the Company has reviewed the existing leases and financial information and has received surveys, environmental reports, and title work from third parties, and believes that it is probable it will acquire each of the Initial Properties because of the contractual obligations and the conclusions following the Company’s due diligence.

Conversely, the Company has not entered into a definitive purchase and sale agreement or a binding term sheet with respect to any of the properties under evaluation and has not received any third party reports for such properties.  Since such properties are not under contract or a binding term sheet and the Company has not received any third party due diligence, the Company does not deem them probable acquisitions at this time.  In response to the Staff’s comment, the Company respectfully advises the Staff that it has not quantified in terms of a success rate the experience it has had with the acquisition of the Initial Properties since the Company expects to complete the acquisitions of the Initial Properties on or shortly after the closing of the offering using the net proceeds from the offering.  As such, the Company has no historical record of completing acquisitions.

In response to the Staff’s comment, the Company respectfully directs the Staff to the two risk factors on page 21 of the Amendment that discuss the risks that we may be unable to acquire the Initial Properties or any potential acquisitions and that we may be unable to acquire properties or expand our operations into new or existing markets.  Please see “Risk Factors—Risks Related to Our Business—We may be unable to complete the acquisitions of our Initial Properties and/or any potential acquisitions, which would adversely affect our results of operations and ability to make distributions to our stockholders” and “Risk Factors— Risks Related to Our Business—We may be unable to successfully acquire properties and expand our operations into new or existing Non-Urban markets.”

Underwriting, page 182

16.                               Comment:  When the full syndication has been determined, please revise to identify each underwriter that has a prior or existing material relationship with you and state the nature of the relationship.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has no prior or existing material relationship with any underwriter as of the date hereof.  The Company acknowledges the Staff’s comment and undertakes to provide appropriate disclosure related to the identity of each underwriter that joins the syndicate with which the Company has a prior or existing material relationship and the nature of such relationship.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

17.                               Comment:  We note your disclosure that the pro forma financial statements give effect to the transfer of properties based on the definitive agreements and the current agreements in principle.  We also note your disclosure on page 83 that you have identified and are in various stages of evaluating approximately $125.7 million of potential acquisitions of properties of healthcare providers none of which are subject to binding agreement.

Please clarify whether the major terms for the potential acquisitions have been agreed to in principle and how you considered FRC 506.02(c).  Within your response, please provide to us management’s analysis of the probability of closing these acquisitions including management’s historical rate of closing such acquisitions.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on pages 11 and 85 of the Amendment.

In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that the Company has reviewed Section 506.02(c)(ii) of the Division of Corporation Finance’s Codification of Financial Reporting Policies (“FRC 506.02”) and Section 2005.4 of the Division of Corporation Finance’s Financial Reporting Manual (the “Financial Reporting Manual”). FRC 506.02 and Section 2005.4 of the Financial Reporting Manual state:

Assessment of “probability” requires consideration of all available facts.  Acquisition is probable where a registrant’s financial statements alone would not provide adequate financial information to make an investment decision (emphasis in original).

The Company respectfully advises the Staff that, in light of the current status of the Company’s evaluation of the potential acquisitions and the fact that the Company has not entered into any definitive purchase and sale agreements or binding letters of intent with respect to any of the potential acquisitions, the pro forma financial statements included in the prospectus, which give effect to the acquisition of the Initial Properties, provide investors with the financial information necessary to make an investment decision.  Furthermore, the Company believes that including financial statements, or including financial information in its pro forma financial statements, of any potential acquisition for which the Company has not entered into a definitive purchase and sale agreement or a binding letter of intent would be misleading to potential investors in light of the unavailability of the material terms on which any potential acquisition might be consummated, the current status of its preliminary due diligence and the current uncertainty that any of the potential acquisitions will ultimately be consummated.  Accordingly, after assessing all of the relevant facts and circumstances regarding the properties the Company is currently evaluating, the Company has concluded that none of the potential acquisitions is probable at this time.  In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that, as noted in Response No. 15 above, it has not quantified in terms of a success rate the experience it has had with the acquisition of the Initial Properties since the Company expects to complete the acquisitions of the Initial Properties on or shortly after the closing of the offering using the net proceeds from the offering.  As such, it does not have a historical record of completing acquisitions.  Furthermore, the Company respectfully advises the Staff that it has included a risk factor in the Registration Statement relating to the risk of its failure to close these acquisitions under “Risk Factors — Risks Related to Our Business — We may be unable to complete the acquisitions of our Initial Properties and/or any potential acquisitions, which would adversely affect our results of operations and ability to make distributions to our stockholders”.

18.                               Comment:  Please revise to disclose whether the initial Properties were acquired from unrelated parties.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-3 of the Amendment.

19.                               Comment:  Please revise the pro forma statement of income to include a column reflecting the historical result of operations of Initial Properties before adjustments related to the offering and acquisition of the Initial Properties.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of the Amendment to address the Staff’s comment. In addition, the Company respectfully advises the Staff that it expects to acquire the Initial Properties with the net proceeds of the offering.  Because the Company will not acquire the Initial Properties until the closing of the offering, the Company does not have any historical operations of the Initial Properties.  As such, all operations of the Initial Properties are reflected as adjustments to the Company’s historical financial statements.  The Company has revised the presentation to reflect four columns, “Historical,” “Adjustments Related to the Acquisition of Initial Properties,” “Adjustments Related to the Offering” and “As Adjusted for the Offering and Acquisition of Initial Properties” in order to address the Staff’s comment.

20.                               Comment:  Please revise the pro forma statement of income to present rental income and operating costs on a gross basis, and revise adjustment (5) on page F-6 accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment.

21.                               Comment:  We note your disclosure on page 82 that certain leases will be executed upon the acquisition of the property.  Please tell us how these leases were considered in preparing the pro forma financial statements.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, in connection with the execution of the purchase and sale agreements related to the four properties where leases will be executed upon the acquisition of the property, the Company, the sellers and the tenants negotiated the terms of the related lease agreements and each of the purchase and sale agreements related to these properties and expressly conditioned the closings of these acquisitions upon entry into, and the effectiveness of, the related lease agreements on the terms agreed to by the parties.  Therefore, when preparing the pro financial statements, the Company believes it has a supportable basis on which to adjust the pro forma financial statements to reflect the leases, as these leases would have been in place and effective as of the assumed acquisition date of January 1, 2014.

22.                               Comment:  Please revise to disclose the allocation of the purchase price, including recognition of any intangible assets, how you determined the valuation of assets, and the accounting guidance you relied upon to determine the allocations.  Please address the valuation method for each type of asset separately.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-6 of the Amendment.

23.                               Comment:  With respect to adjustment (4) to the balance sheet and adjustment (6) to the statement of income, please tell us your basis for giving effect to the credit facility given your disclosure on page 67 that you have not received commitments from any lenders for the anticipated credit facility.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, as it relates to the balance sheet adjustment, the Company does not expect to show any amount outstanding on the anticipated credit facility, but does believe that disclosure of the anticipated credit facility as a contingent liability is appropriate.  The anticipated credit facility was not separately stated on the face of the balance sheet and adjustment (4) was shown related to Other Liabilities.  As it relates to the income statement adjustment, since the Company does not anticipate showing any effect of the anticipated credit facility in the pro forma financial statements, it has removed Interest Expense from the face of the Pro Forma Statement of Income and adjustment (6).

24.                               Comment:  We note your adjustment (6).  To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that since the Company does not anticipate having any amount outstanding under the anticipated credit facility in the pro forma financial statements there would be no effect of a 1/8 percent variance in interest rate.

25.                               Comment:  We note you have included adjustment (7) for depreciation of buildings.  Please tell us why no adjustments have been included for amortization expense relating to intangible assets.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment.

26.                               Comment:  Please revise adjustment (8) to separately quantify each component of the adjustment and the related assumption you used in estimating such amounts, including how you measured the non-cash share-based compensation expense.  Additionally, please tell us how you determined each item is factually supportable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment to address the Staff’s comment.

The Company respectfully advises the Staff that compensation and related expenses are based on employment and related benefit agreements that are currently in place, related elections made by the Company’s employees and directors to receive compensation in the form of restricted stock rather than cash and the anticipated mid-point of the price range of the common stock to be sold in the offering. Legal and accounting fees are solely related to managing the Company once it has acquired the Initial Properties and are based on management’s prior experience managing a public REIT and estimates provided by its outside legal and accounting professionals. Travel, rent and other operating costs are based on management’s experience managing its current office and taking into consideration the costs of periodically visiting all of the properties, based on its recent experience.

Community Healthcare Trust Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements

Purchase of Investment Properties, page F-15

27.                               Comment:  We note your disclosure that the value of above-or-below market leases is measured over a period equal to the estimated remaining term of the lease.  Please revise to disclose how you estimate the remaining term of the lease and the basis for your determination.  Your revision should address, but not necessarily be limited to, any fixed rate renewal options.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure in Note 3 on page F-17 of the Amendment.

Other Financial Statements, pages F-18 — F-61

Notes to Historical Statement of Revenues and Certain Direct Operating Expenses, page F-21

(3) Revenues, page F-21

28.                               Comment:  For each of the properties for which you present a statement of revenues and certain direct operating expenses, please disclose the difference between the rental revenue recorded and the amount of lease payments due.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure in Note 3 for each financial statement presented in accordance with Rule 3-14 of Regulation S-X (“Rule 3-14”) in the Amendment.

Provena Medical Center Historical Statement of Revenues and Certain Direct Operating Expenses, page F-58

29.                               Comment:  In light of your inability to provide a full year of financial information for Provena Medical Center, please provide us with your analysis of how you have complied with Rule 3-14 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has reviewed the financial reporting requirements of Rule 3-14 and applicable guidance from the Financial Reporting Manual as they would relate to the Company’s acquisition activity.  With respect to the Company’s disclosure of financial information for Provena Medical Center (“Provena”) and the Company’s general compliance with Rule 3-14, the Company respectfully advises the Staff of the following:

Audited Financial Statements provided for Provena Medical Center should be counted toward Section 2320.3 compliance.

The Company believes that the audited financial statements the Company has provided for Provena should be counted as audited financial statements as required by Section 2320.3(a) and counted toward the 50% aggregation requirement set forth in Section 2320.3(b) of the Financial Reporting Manual.

All of the Initial Properties are considered to be individually insignificant acquisitions under Rule 3-14 and Sections 2310 and 2320 of the Financial Reporting Manual because none of the Initial Properties will individually exceed 10% of the Company’s total assets following the acquisition of all the Initial Properties.  As a result of the fact that all of the Initial Properties are considered individually insignificant acquisitions, Section 2320.3(a) of the Financial Reporting Manual requires the provision of Rule 3-14 financial statements for each property acquisition that is 5% or more significant (each a “5% Property”).  Rule 3-14 requires the Company to provide audited income statements that exclude items not comparable to the proposed future operations of the property for the most recent fiscal year, since they are being acquired from unrelated third parties.

As set forth in the chart below, Provena is a 5% Property. The Company has provided audited financial statements for Provena for the most recent fiscal year of the current owner’s operation of the property.  However, since Provena was acquired on or about July 1, 2014, such fiscal year is not for 12 months.

Provena’s current owner purchased the property out of bankruptcy from a bankruptcy trustee , and the bankruptcy trustee is unable to sign the engagement letter or provide the requisite representations and financial information that would enable auditors to perform an audit of the financial statements for any period prior to when the current owner acquired Provena.  Since the current owner of Provena did not begin operations until approximately July 1, 2014, the Company has provided audited financial statements for the most recent fiscal year of the current owner’s operation of the property. As requested by the Staff, simultaneously with the submission of the Amendment, the Company has requested a waiver from the Staff for relief to allow for the provision of the Provena audited Rule 3-14 financial statements for the most recent fiscal year of the current owner’s operation of the property.

In addition to providing audited income statements for each 5% Property, Section 2320.3(b) of the Financial Reporting Manual requires the Company to provide audited income statements for those Initial Properties whose purchase prices, in the aggregate, exceed 50% of the total purchase price of all individually insignificant acquisitions.

Based upon the Company providing audited Rule 3-14 financial statements for the most recent fiscal year of the current owner’s operation of the property and the inability of providing audited financial statements for the period the property was operated by the bankruptcy trustee, the Company respectfully requests that the Staff permit the Company to include the Provena audited Rule 3-14 financial statements it has furnished in the calculation of aggregate significance for purposes of Section 2320.3(b) of the Financial Reporting Manual.

Regardless of the Company’s request related to Provena, the Company will comply with Section 2320.3(b) of the Financial Reporting Manual Rule 3-14 disclosure

In response to the Staff’s comment, the Company respectfully advises the Staff that an audited Rule 3-14 financial statement for Grandview Plaza is included in the Amendment, beginning on Page F-[—]. Regardless of whether the Staff agrees with the Company’s position with respect to the inclusion of Provena for purposes of the 50% aggregate purchase price calculation set forth in Section 2320.3(b) of the Financial Reporting Manual, the additional financial information regarding Grandview Plaza will result in the Company providing audited Rule 3-14 financial statements for approximately 50.2% of the total cost of the properties acquired or to be acquired with net proceeds from the offering, in accordance with Sections 2320.3(b) and 2330.5 of the Financial Reporting Manual.  For purposes of this calculation, Williams Medical Clinic has been excluded pursuant to Sections 2330.10 and 2320.2 of the Financial Reporting Manual because it is owner occupied and has no prior rental history.

To facilitate the Staff’s consideration of the Company’s response, the Company is providing the following tabular analysis of the Company’s compliance with Section 2320.3(b) of the Financial Reporting Manual (excluding the Provena audited Rule 3-14 financial statements for purposes of this analysis):

Community Healthcare Trust

3-14 Financials Analysis

				Purchase	% of	3-14 Financials		Cumulative
Property		City	State	Price	Portfolio	Value	#	Coverage

Properties with Rental History

1	Provena Medical Center	Bourbonnais	Illinois	9,000,000	8.2%	—	1	0.0%
2	Adventist Behavioral Health	Cambridge	Maryland	8,250,000	7.5%	8,250,000	2	7.5%
3	Cypress Medical Center	Wichita	Kansas	7,350,000	6.7%	7,350,000	3	14.1%
4	Bayside Medical Center	Pasadena	Texas	6,500,000	5.9%	6,500,000	4	20.0%
5	Los Alamos Professional Plaza	Alamo	Texas	5,300,000	4.8%	—		20.0%
6	Cavalier Medical & Dialysis Center	Florence	Kentucky	5,000,000	4.5%	—		20.0%
7	Prarie Star Medical Facility I	Shawnee	Kansas	4,977,762	4.5%	4,977,762	5	24.5%
8	Prarie Star Medical Facility II	Shawnee	Kansas	4,235,706	3.8%	4,235,706	5	28.4%
9	Gulf Coast Cancer Centers - Gulf Shores	Gulf Shores	Alabama	1,859,520	1.7%	1,859,520	6	30.0%
10	Gulf Coast Cancer Centers - Foley	Foley	Alabama	1,786,320	1.6%	1,786,320	6	31.7%
11	Gulf Coast Cancer Centers - Brewton	Brewton	Alabama	1,154,160	1.0%	1,154,160	6	32.7%
12	Northwest Surgery Center	Houston	Texas	4,600,000	4.2%			32.7%
13	Family Medicine East	Wichita	Kansas	4,350,000	3.9%	4,350,000	7	36.7%
14	Brook Park Medical Building	Brook Park	Ohio	3,650,000	3.3%	3,650,000	8	40.0%
15	Dahlonega Medical Mall	Dahlonega	Georgia	3,450,000	3.1%	—		40.0%
16	Fresenius Florence Dialysis Center	Florence	Kentucky	3,200,000	2.9%	—		40.0%
17	Grandview Plaza	Lancaster	Pennsylvania	3,100,000	2.8%	3,100,000	12	42.8%
18	Liberty Dialysis	Castle Rock	Colorada	3,050,000	2.8%	3,050,000	9	45.5%
19	UW Health Clinic - Portage	Portage	Wisconsin	3,000,000	2.7%	3,000,000	10	48.2%
20	Bassin Center For Plastic Surgery - Melbourne	Viera	Florida	2,801,955	2.5%	—		48.2%
21	Fresenius	Corsicana	Texas	2,750,000	2.5%	—		48.2%
22	Desert Endoscopy Center	Tempe	Arizona	2,700,000	2.4%	—		48.2%
23	Midwest Primary Care Clinic	Cincinnati	Ohio	2,400,000	2.2%	—		48.2%
24	Columbia Gastroenterology Surgery Center	Columbia	South Carolina	2,200,000	2.0%	2,200,000	11	50.2%
25	St. Alphonsus Medical Group Clinic	Nampa	Idaho	1,700,000	1.5%	—		50.2%
26	Continuum Wellness Center	Gilbert	Arizona	1,700,000	1.5%	—		50.2%
27	UW Fort Atkinson Health Clinic	Fort Atkinson	Wisconsin	1,593,560	1.4%	—		50.2%
28	Court Street Surgery Center	Circleville	Ohio	1,570,000	1.4%	—		50.2%
29	Bassin Center For Plastic Surgery - Villages	Lady Lake	Florida	1,551,043	1.4%	—		50.2%
30	Virginia Orthopaedic & Spine Specialists	Portsmouth	Virginia	1,375,000	1.2%	—		50.2%
31	Bassin Center For Plastic Surgery - Orlando	Orlando	Florida	1,297,002	1.2%	—		50.2%
32	Fresenius Gallipolis Dialysis Center	Gallipolis	Ohio	1,250,000	1.1%	—		50.2%
33	Fresenius	Fort Valley	Georgia	1,100,000	1.0%	—		50.2%
34	Davita Etowah Dialysis Center	Etowah	Tennessee	600,000	0.5%	—		50.2%
Total of Properties with Rental History				110,402,028	100.0%	55,463,468		50.2%

Property Acquired From Owner/Operator with No Rental History

35	Williams Medical Clinic	Holly Spring	Mississippi	4,100,000
Total Portfolio				114,502,028

Accordingly, the Company believes that due to the addition of financial information for Grandview Plaza in the Amendment, it will comply with Section 2320.3(b) of the Financial Reporting Manual by presenting 50.2% coverage of all properties with a rental history even excluding Provena’s audited Rule 3-14 financial statements.

Exhibits

30.                               Comment:  Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

Response:  The Company acknowledges the Staff’s comments and will file all required exhibits as promptly as possible.  Additionally, draft copies of the legal and tax opinions to be filed as exhibits to the Registration Statement are attached as Annex A and Annex B, respectively, to this letter.

* * * * *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon
Authorized Representative

Enclosure

cc:	Timothy G. Wallace, Community Healthcare Trust Incorporated
J. Allen Roberts, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Justin Salon, Morrison & Foerster LLP

Annex A

Draft Exhibit 5.1 Opinion Regarding The Validity Of The Securities Being Registered

DRAFT-DELIVERY OF FINAL LETTER IS SUBJECT TO COMPLETION OF
BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC’S OPINION
PRE-CLEARANCE PROCEDURES

                , 2015

Community Healthcare Trust Incorporated

354 Cool Springs Blvd., Suite 106

Franklin, Tennessee 37067

Re:                             Registration Statement on Form S-11 (Registration No. 333-                )

Ladies and Gentlemen:

We have served as Maryland counsel to Community Healthcare Trust Incorporated, a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of [•] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the proposed public offering of the Shares, all of which are to be sold by the Company pursuant to the proposed form of underwriting agreement among the Company and the underwriters named therein filed as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”).  Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.                                      The Registration Statement and the related form of prospectus included therein in the form in which it was filed with the Commission under the 1933 Act;

2.                                      The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.                                      The bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.                                      A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.                                      Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.                                      A certificate executed by an officer of the Company, dated as of the date hereof;

7.                                      The Underwriting Agreement; and

8.                                      Such other documents and matters, certified or otherwise identified to our satisfaction, as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

i.                                          Each individual executing any of the Documents, whether on behalf of such individual or another person, except those acting on behalf of the Company, is legally competent and duly authorized to do so.

ii.                                       Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

iii.                                    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

iv.                                   All Documents submitted to us as originals are authentic.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All statements and information contained in the Documents are true and complete.  There has been no oral or written modification or amendment to the Documents, or waiver of any of the provision of any of the Documents, by action or omission of the parties or otherwise.

v.                                      The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the issuance of the Shares has been duly authorized and, when issued and delivered against payment therefor in accordance with the Registration Statement, the Underwriting Agreement and the Resolutions, and any applicable Blue Sky laws, the Shares will be validly issued, fully paid and nonassessable.

2

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning the laws of any other jurisdiction. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same.  We assume no obligation to supplement this opinion if any applicable law changes by legislation, judicial decision or otherwise after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being delivered by us in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the 1933 Act.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of the name of our firm under the caption “Legal Matters” in the prospectus contained in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

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Annex B

Draft Exhibit 8.1 Opinion Regarding Certain Tax Matters

DRAFT-DELIVERY OF FINAL LETTER IS SUBJECT TO COMPLETION OF BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC’S OPINION PRE-CLEARANCE PROCEDURES

                            , 2015

Community Healthcare Trust Incorporated

354 Cool Springs Blvd., Suite 106

Franklin, Tennessee 37067

Re:                             Community Healthcare Trust Incorporated

Qualification as a Real Estate Investment Trust;

Information in Preliminary Prospectus under Heading

Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to Community Healthcare Trust Incorporated, a Maryland corporation (the “Company”), in connection with the preparation of its registration statement on Form S-11 (File No.                   ), as amended, dated                         , 2015 and filed with the Securities and Exchange Commission (the “SEC”) (the “Registration Statement”) and the Preliminary Prospectus filed by the Company as of the date hereof (the “Preliminary Prospectus”) relating to the proposed public offering of the Company’s common stock, $0.01 par value per share.  You have requested our opinion regarding certain United States federal income tax matters.

In giving the opinions rendered below, we have examined the following documents:

1.                                      The Company’s Articles of Incorporation filed on March 28, 2014 with the Department of Assessments and Taxation of the State of Maryland;

2.                                      The Company’s Bylaws;

3.                                      The Registration Statement;

4.                                      The Preliminary Prospectus;

5.                                      The Agreement of Limited Partnership of Community Healthcare OP, LP (the “Operating Partnership”) dated February       , 2015; and

ALABAMA	•	FLORIDA	•	GEORGIA	•	LOUISIANA	•	MISSISSIPPI	•	TENNESSEE	•	TEXAS	•	WASHINGTON, D.C.

6.                                      Such other documents as we have deemed necessary or appropriate.

In connection with the opinions rendered below, we have assumed, with the consent of the Company and the Operating Partnership, that:

1.                                      each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended; and

2.                                      the facts contained in the Preliminary Prospectus are true and complete in all material respects.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations and covenants contained in that certain certificate dated                                 , 2015 and executed by W. Page Barnes as Chief Financial Officer of the Company (the “Officer’s Certificate”).  We have assumed that all representations of facts contained in the Officer’s Certificate are true and complete and that any representation of fact made “to the knowledge of” or similarly qualified is correct without such qualification.  To the extent such representations and covenants speak to the intended ownership or operations of the Company, we have assumed that the Company will in fact be owned and operated in accordance with such stated intent.

Although we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion.  We have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, however we have no assurance that such representations are or will ultimately prove to be accurate.

Based on the documents and assumptions set forth above and the factual representations set forth in the Officer’s Certificate, we are of the opinion that:

(a)                                 Commencing with its taxable year ending December 31, 2015, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) pursuant to Sections 856 through 860 of the Internal Revenue Code (as amended, the “Code”), and the Company’s current and proposed method of operations as described in the Preliminary Prospectus and as represented to us by the Company will enable the Company to satisfy the requirements for such qualification and taxation as a REIT for such taxable year and thereafter; and

(b)                                 The descriptions of the law and the legal conclusions contained in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects and the discussion thereunder fairly summarizes the federal income tax considerations that are likely to be material to a holder of the common stock of the Company.

2

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate.  Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinions are based on current provisions of the Code and the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions.  The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification.  No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the United States federal income tax matters addressed herein, and no other opinions are rendered with respect to other United States federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality.  We undertake no obligation to update the opinions expressed herein after the date of this letter.  This opinion letter is solely for the information and use of the addressee and the purchasers of the common stock of the Company pursuant to the Registration Statement (except as provided in the next paragraph), and it speaks only as of the date hereof.  Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior express written consent.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and Preliminary Prospectus.  We hereby consent to the references to Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and Preliminary Prospectus.  In giving this consent, we do not admit that we are in the category of the persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL &
BERKOWITZ, P.C.

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